UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 4, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED AND DISCLOSEABLE TRANSACTION IN

RELATION TO AIRCRAFT FINANCE LEASE

Independent Financial Adviser

 to the Independent Board Committee and the Independent Shareholders

Shenyin Wanguo Capital (H.K.) Limited

5 December 2014

CONTENTS

Pages

Definitions	1
Letter from the Board	7
Letter from the Independent Board Committee	16
Letter from Shenyin Wanguo	18
Appendix – General information	24

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“14 Aircraft”	means the 14 brand new aircraft, comprising:

(i)	five Airbus A319 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 23 November 2012 entered into between the Company and Airbus SAS;
(ii)	one Airbus A319 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 30 December 2010 entered into between the Company and Airbus SAS;
(iii)	two Boeing B737-800 aircraft purchased by the Company under the aircraft purchase agreement dated 17 October 2011 entered into between the Company and Boeing Company;
(iv)	one Boeing B737-800 aircraft and one Boeing B737- 700 aircraft purchased by the Company under the aircraft purchase agreements dated 30 January 2008 entered into between the Company and Boeing Company; and
(v)	two Boeing B737-800 aircraft and two Boeing B737-700 aircraft purchased by Shanghai Airlines from Boeing Company before the absorption of Shanghai Airlines by the Company, pursuant to the respective aircraft purchase agreements, the 14 Aircraft are scheduled to be delivered to the Company in stages from November 2014 to the first half of 2015, and details of which are set out in the announcements of the Company dated 23 November 2012, 17 October 2011, 30 December 2010 and 30 January 2008 respectively;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

DEFINITIONS

“Aircraft Finance Lease”	means the finance lease of the 14 Aircraft pursuant to the Finance Lease Framework Agreement;

“Aircraft Manufacturer(s)”	means Boeing Company and Airbus SAS;
“Aircraft Purchase Announcements”	means the announcements of the Company, comprising:

(i)	the announcement of the Company dated 23 November 2012 in relation to, among others, the purchase of 60 brand new Airbus A320 series aircraft from Airbus SAS;
(ii)	the announcement of the Company dated 17 October 2011 in relation to, among others, the purchase of 45 brand new Boeing B737 series aircraft from Boeing Company;
(iii)	the announcement of the Company dated 30 December 2010 in relation to the purchase of 50 brand new Airbus A320 series aircraft from Airbus SAS; and
(iv)	the announcement of the Company dated 30 January 2008 in relation to the purchase of 30 brand new Boeing 737 series aircraft from Boeing Company;

“associate”	has the meaning as defined in the Listing Rules;
“Bank Loans”	means the loans provided by CDB Shanghai to the Lessor(s) under the Aircraft Finance Lease;
“Board”	means the board of directors of the Company;
“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;
“CDB Shanghai”	means China Development Bank, Shanghai Branch;

DEFINITIONS

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the Latest Practicable Date;
“CES Lease Company”

means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange) as at the Latest Practicable Date;

“Company”

means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock

Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;
“Delivery Date”	means the respective delivery dates under the Aircraft Finance Lease:

(i)	in respect of the First Two Aircraft, the respective dates on which the Company delivers the First Two Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the First Two Aircraft (and on the same day, the Lessor(s) shall deliver the First Two Aircraft to the Company); and

DEFINITIONS

(ii)	in respect of the Remaining 12 Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Remaining 12 Aircraft to the Lessor(s), pursuant to: (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s), in relation to the Remaining 12 Aircraft (and on the same day, the Lessor(s) shall deliver the Remaining 12 Aircraft to the Company);

“Directors”	means the directors of the Company;
“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Finance Lease Framework Agreement and the transactions contemplated thereunder;
“Finance Lease Announcement”	means the announcement of the Company dated 14 November 2014 in relation to the Aircraft Finance Lease;
“Finance Lease Framework Agreement”	means the Finance Lease Framework Agreement entered into between the Company and CES Lease Company, pursuant to which CES Lease Company agreed to provide finance leasing to the Company in relation to the 14 Aircraft in accordance with the terms and conditions of the Finance Lease Framework Agreement and the relevant implementation agreements;
“First Two Aircraft”	means two of the 14 Aircraft (i.e. two Airbus A319 aircraft), which are scheduled to be delivered to the Company in November 2014;
“Group”	means the Company and its subsidiaries;
“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

DEFINITIONS

“Independent Board Committee”

means the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Aircraft Finance Lease;

“Independent Financial Adviser” or “Shenyin Wanguo”	means Shenyin Wanguo Capital (H.K.) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;
“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates;
“Latest Practicable Date”	means 3 December 2014, being the latest practicable date of ascertaining certain information included herein before the printing of this circular;
“Lessor(s)”	means wholly-owned subsidiaries of CES Lease Company to be incorporated by CES Lease Company in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Aircraft Finance Lease;
“LIBOR”	means London Interbank Offered Rate;
“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“PRC”	means the People’s Republic of China;
“Remaining 12 Aircraft”	means the remaining 12 Aircraft, other than the First Two Aircraft;
“rental fee”	means the principal sum repayments and interest payments under the Aircraft Finance Lease;
“RMB”	means renminbi, the lawful currency of the PRC;
“SFO”	means the Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong;

DEFINITIONS

“Shanghai Airlines”

means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), which became a wholly-owned subsidiary of the Company by absorption, details of which are set out in the announcement of the Company dated 28

January 2010;

“Shareholders”	means the shareholders of the Company;
“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and
“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.15 is used in this circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:

Liu Shaoyong             (Chairman)

Ma Xulun                    (Vice Chairman, President)

Xu Zhao                      (Director)

Gu Jiadan                    (Director)

Li Yangmin                 (Director, Vice President)

Tang Bing                   (Director, Vice President)

Independent non-executive Directors:

Sandy Ke-Yaw Liu

Ji Weidong

Li Ruoshan

Ma Weihua

Legal address:

66 Airport Street

Pudong International Airport

Shanghai PRC

Head office:

92 Konggang 3rd Road

Changning District

Shanghai PRC

Principal place of business

     in Hong Kong:

Unit B, 31/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and
     transfer office:

Hong Kong Registrars Limited

Rooms 1712-1716, 17th Floor

Hopewell Centre

183 Wanchai Queen’s Road East

Hong Kong

5 December 2014

To the shareholders of the Company

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION

IN RELATION TO AIRCRAFT FINANCE LEASE

1.	INTRODUCTION

Reference is made to (i) the Aircraft Purchase Announcements; (ii) the Finance Lease Announcement; and (iii) the notice of EGM dated 28 November 2014.

LETTER FROM THE BOARD

On 14 November 2014, the Company entered into the Finance Lease Framework Agreement with CES Lease Company, pursuant to which CES Lease Company agreed to provide finance leasing to the Company in relation to the 14 Aircraft in accordance with the terms and conditions of the Finance Lease Framework Agreement and the relevant implementation agreements.

CES Lease Company is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Lease Company and the Lessor(s), which are wholly-owned subsidiaries of CES Lease Company, is thus a connected person of the Company. Therefore, the Aircraft Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Lease exceed 5% but are less than 25%, the Aircraft Finance Lease: (a) is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The EGM will be held on 15 January 2015. The purpose of this circular is to give Shareholders information on matters to be dealt with at the EGM, which includes the approval of the Aircraft Finance Lease.

2.	THE FINANCE LEASE FRAMEWORK AGREEMENT

The major terms of the Finance Lease Framework Agreement are set out as follows:

Date	:	14 November 2014
Lessor(s)	:	Wholly-owned subsidiaries of CES Lease Company to be incorporated for the purpose of the Aircraft Finance Lease
Lessee	:	The Company
Financier	:	CDB Shanghai (i.e. China Development Bank, Shanghai Branch)
To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CDB Shanghai and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

LETTER FROM THE BOARD

Aircraft under the Aircraft Finance Lease	:

The 14 Aircraft, comprising a total of six Airbus A319 aircraft, three Boeing B737-700 aircraft and five Boeing B737-800.

The aircraft basic price of the 14 Aircraft in aggregate is approximately USD1,216 million (equivalent to approximately RMB7,478 million) based on the relevant price catalog in 2014, and approximately USD973 million (equivalent to approximately RMB5,984 million) based on the relevant price catalog applied in the respective year in which the respective aircraft purchase agreement for each of the 14 Aircraft was signed.

Lease term	:	10 years, commencing on the Delivery Date of each of the 14 Aircraft.
Principal amount of the Aircraft Finance Lease	:	90% of the total consideration for the purchase of the 14 Aircraft.
Rental fee/Interest payment	:	Under the Aircraft Finance Lease, the applicable interest rate will be 6-month USD LIBOR plus 1% to 3%, which is the same as the interest rate negotiated and determined between the Company and CDB Shanghai.

The rental fee is the repayment of the principal amount and the interest under the Aircraft Finance Lease.

Based on the present LIBOR, for a 120 month lease term, the total amount of the rental fees for the 14 Aircraft payable by the Company to the Lessor(s) is not expected to be more than USD900 million (which is equivalent to approximately RMB5.5 billion).

The rental fee is payable semi-annually in arrears, commencing on the Delivery Date of each of the 14 Aircraft and concluding on the date of the 20th payment for such Aircraft.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with CDB Shanghai. CDB Shanghai maintains strict control and supervision over the said bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the said bank account to its own account on the same day or the next day of the date of payment of each rental fee.

LETTER FROM THE BOARD

Bank Loans	:	The principal amount and the interest rate under the Bank Loans are negotiated and determined between the Company and CDB Shanghai.

Under the Aircraft Finance Lease, CDB Shanghai will provide Bank Loans to the Lessor(s), the principal amount of the Bank Loans will be equivalent to the principal amount of the finance lease of the 14 Aircraft. On the Delivery Date of the First Two Aircraft, CDB Shanghai will provide financing to the Company for the purchase of the First Two Aircraft. On the Delivery Date of each of the Remaining 12 Aircraft, CDB Shanghai will pay the loan amount to the Aircraft Manufacturer(s) directly.

The principal amount, interest rate and amounts, and loan term under the Bank Loans are respectively identical to the principal amount, interest rate and amounts, and lease term under the Aircraft Finance Lease.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) are transferred to the Lessor(s), and the 14 Aircraft are mortgaged to CDB Shanghai as security for the Bank Loans.

Handling fee	:	The respective handling fee for each of the 14 Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date. The Lessor(s) are entitled to a total handling fee for the 14 Aircraft of no more than RMB40 million.

Buy-back	:	Upon the expiry of the lease term of each of the 14 Aircraft, the Company is entitled to purchase such Aircraft back from the Lessor(s) at a nominal purchase price of USD100 for such Aircraft.

Effectiveness and conditions	:	The Finance Lease Framework Agreement is effective upon execution by the parties and approval of the Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM.

LETTER FROM THE BOARD

Other arrangements	:

Pursuant to the relevant agreements between the Company and Airbus SAS, the First Two Aircraft are scheduled to be delivered to the Company in November 2014. The Company will arrange for payment of the aircraft purchase price of the First Two Aircraft to Airbus SAS by bank loans provided by CDB Shanghai. After the approval of the Aircraft Finance Lease by Independent Shareholders at the EGM, the Company will enter into sale and purchase agreements with the Lessor(s) in respect of each of the First Two Aircraft at a consideration of 90% of the aircraft purchase price of the First Two Aircraft between the Company and Airbus SAS. Save as set out above, the terms and conditions of the Aircraft Finance Lease of the First Two Aircraft shall be the same as that of the Remaining 12 Aircraft.

Implementation agreements	:

To implement the Aircraft Finance Lease, separate written agreements will be entered into between the Company, CES Lease Company, the Lessor(s) and CDB Shanghai etc. (as appropriate), including but not limited to:

		(i)	the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the First Two Aircraft;
		(ii)	the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or CDB Shanghai etc. in respect of each of the Remaining 12 Aircraft;
		(iii)	the finance lease agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the 14 Aircraft;
		(iv)	the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and CDB Shanghai in respect of each of the 14 Aircraft; and
		(v)	the loan agreement to be entered into between the Lessor(s) and CDB Shanghai in respect of each of the 14 Aircraft, the terms of which are in all material respects consistent with the binding principles, guidelines, terms and conditions contained in the Finance Lease Framework Agreement.

LETTER FROM THE BOARD

3.	INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Lease Company is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee etc. for finance lease transactions.

CDB Shanghai is principally engaged in banking services.

4.	REASONS FOR ENTERING INTO THE AIRCRAFT FINANCE LEASE AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The principal amount and the interest rate under the Aircraft Finance Lease in relation to the 14 Aircraft are negotiated and determined between the Company and CDB Shanghai. The principal amount of the Aircraft Finance Lease in relation to the 14 Aircraft is 90% of the total consideration for the purchase of the 14 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%.

As disclosed above, the applicable interest rate under the Aircraft Finance Lease (being 6-month USD LIBOR plus 1% to 3%) is the same as the interest rate negotiated and determined between the Company and CDB Shanghai. Such applicable interest rate is within the interest rate range for the USD denominated long-term bank borrowings of the Group for the year 2013 and also accords with prevailing financing market conditions. The Company had invited financing proposals from foreign and domestic banks in respect of various aircraft to be introduced in 2014 and 2015, and received various financing proposals in this regard. After considering various factors (including interest rates, aggregate lending capacity and other terms and conditions), the Directors consider that the interest rate and other terms and conditions proposed by CDB Shanghai was one of the most attractive, and therefore, decided to co-operate with CDB Shanghai for the Aircraft Finance Lease in relation to the 14 Aircraft.

In order to further reduce aggregate financing costs, the Company proposes to use a finance lease structure in the PRC domestic bonded zone to introduce the 14 Aircraft, the principal amount and the interest rate remaining unchanged.

The Company invited handling fee quotations for the Aircraft Finance Lease in relation to the 14 Aircraft from domestic finance lease companies. After evaluating the various quotations received from such finance lease companies, the handling fee quotation of CES Lease Company has significant pricing competitive advantages as compared to the handling fee quotations of the other finance lease companies. The total handling fee for the 14 Aircraft shall not exceed RMB40 million. Further, CES Lease Company intends to incorporate wholly- owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Aircraft Finance Lease. By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company, the Company will reduce its financing costs by approximately USD13 million (equivalent to approximately RMB79.95 million) after deducting the handling fee payable to CES Lease Company. Therefore, the Company eventually selected CES Lease Company to provide finance leasing services to the Company for the introduction of the 14 Aircraft.

LETTER FROM THE BOARD

By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company to introduce the 14 Aircraft, CES Lease Company can provide value added tax invoices for the interest payments under the Aircraft Finance Lease to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the handling fee charged by CES Lease Company under the Aircraft Finance Lease is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing the 14 Aircraft.

Based on the above, the Directors believe that the terms and conditions of the Aircraft Finance Lease are agreed after arm’s length negotiations between the parties.

5.	LISTING RULES IMPLICATIONS

CES Lease Company is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Lease Company and the Lessor(s), which are wholly-owned subsidiaries of CES Lease Company, is thus a connected person of the Company. Therefore, the Aircraft Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Lease exceed 5% but are less than 25%, the Aircraft Finance Lease: (a) is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The resolution regarding the Aircraft Finance Lease had been passed by the Board on 14 November 2014. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Aircraft Finance Lease. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Finance Lease Framework Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the Directors has any material interests in the Aircraft Finance Lease.

6.	EGM & RECOMMENDATION

EGM

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin One Road, Shanghai, the PRC at 9:30 am, on Thursday, 15 January 2015 to approve, among other things, the ordinary resolution in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder. Please refer to the notice of EGM despatched to the Shareholders on 28 November 2014 for details.

LETTER FROM THE BOARD

CEA Holding and its associates will abstain from voting on the ordinary resolution approving the Finance Lease Framework Agreement and the transactions contemplated thereunder at the EGM.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Finance Lease Framework Agreement and the transactions contemplated thereunder. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same. Recommendation

Based on the relevant information disclosed herein, the Directors are of the opinion that the Aircraft Finance Lease is on normal commercial terms, and that the terms of the Aircraft Finance Lease are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 16 to 17 of this circular which contains its recommendation to the Independent Shareholders regarding the Aircraft Finance Lease, and the letter of advice from the Independent Financial Adviser set out on pages 18 to 23 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolution approving the Finance Lease Framework Agreement and the transactions contemplated thereunder.

Voting

As CEA Holding is the controlling Shareholder holding directly and indirectly approximately 64.35% of the Company’s issued share capital as at the Latest Practicable Date, each member of the CEA Holding Group is therefore a connected person of the Company. As such, CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolution approving the Finance Lease Framework Agreement and the transactions contemplated thereunder, which will be taken on a poll as required under the Listing Rules. To the extent that the Directors are aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

LETTER FROM THE BOARD

7.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

By order of the Board

 中國東方航空股份有限公司

 CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

 Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

5 December 2014

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION

IN RELATION TO AIRCRAFT FINANCE LEASE

We refer to the circular dated 5 December 2014 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of the Aircraft Finance Lease, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Aircraft Finance Lease.

CES Lease Company is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Lease Company and the Lessor(s), which are wholly-owned subsidiaries of CES Lease Company, is thus a connected person of the Company. Therefore, the Aircraft Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Lease exceed 5% but are less than 25%, the Aircraft Finance Lease is subject to approval by Independent Shareholders at the EGM.

Shenyin Wanguo has been appointed as the independent financial adviser to advise us and you on the fairness and reasonableness of the Aircraft Finance Lease. We wish to draw your attention to the letter from Shenyin Wanguo set out on pages 18 to 23 of the Circular.

We have discussed with the management of the Company in relation to the Aircraft Finance Lease. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Aircraft Finance Lease.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

 On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Aircraft Finance Lease is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolution to be proposed at the EGM in respect of the Aircraft Finance Lease.

Yours faithfully,

 Sandy Ke-Yaw Liu

Ji Weidong

 Li Ruoshan

Ma Weihua

Independent Board Committee

LETTER FROM SHENYIN WANGUO

The following is the text of the letter of advice dated 5 December 2014 from Shenyin Wanguo to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Aircraft Finance Lease prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

Shenyin Wanguo Capital (H.K.) Limited Level 19 28 Hennessy Road Hong Kong 5 December 2014

To	The Independent Board Committee and the Independent Shareholders of China Eastern Airlines Corporation Limited

Dear Sir or Madam,

CONNECTED TRANSACTION – AIRCRAFT FINANCE LEASE

INTRODUCTION

We refer to the circular of China Eastern Airlines Corporation Limited dated 5 December 2014 (the “Circular”), of which this letter forms part, regarding the Aircraft Finance Lease. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Circular.

CES Lease Company is a non-wholly owned subsidiary of CEA Holding, which is in turn the controlling Shareholder. Each of CES Lease Company and the Lessor(s) (being the wholly-owned subsidiary(ies) of CES Lease Company) is thus a connected person of the Company. Therefore, the Aircraft Finance Lease constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. The Aircraft Finance Lease is subject to the approval of the Independent Shareholders by way of poll at the EGM. Details regarding the EGM are set out in the Circular. CEA Holding and its associates shall abstain from voting in respect of the Aircraft Finance Lease at the EGM.

We, Shenyin Wanguo Capital (H.K.) Limited, have been appointed by the Company as the independent financial adviser to advise you on the Aircraft Finance Lease, details of which are set out in the Circular. In this letter, we will make recommendations to you as to whether the Aircraft Finance Lease is on normal commercial terms or better, in the ordinary and usual course of business of the Group, the terms of which are fair and reasonable and in the interests of the Company and the Shareholders as a whole as well as to advise the Independent Shareholders on how to vote at the EGM in respect of the Aircraft Finance Lease.

The Independent Board Committee, comprising all of the four independent non-executive Directors, namely Mr. Sandy Ke-Yaw LIU, Mr. JI Weidong, Mr. LI Ruoshan and Mr. MA Weihua, has been established to advise the Independent Shareholders, taking into account our recommendations, as to whether the terms of the Aircraft Finance Lease are fair and reasonable and whether the Aircraft Finance Lease is in the interests of the Company and the Shareholders as a whole as well as to advise the Independent Shareholders on how to vote at the EGM in respect of the Aircraft Finance Lease. The advice of the Independent Board Committee as regards the Aircraft Finance Lease is contained in its letter included in the Circular.

LETTER FROM SHENYIN WANGUO

We, Shenyin Wanguo Capital (H.K.) Limited, acted as the independent financial adviser in respect of the Non-Exempt Continuing Connected Transactions (as defined in our letter of advice included in the circular of the Company dated 25 September 2013) during the two years preceding the date hereof. In this connection, we received a one-off professional fee from the Company for the services rendered by us. We are not aware of any of the circumstances set out in Rule 13.84 of the Listing Rules, that would affect our independence to advise you on the Aircraft Finance Lease, existed as at the Latest Practicable Date.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the information and statements supplied, opinions and representations expressed by the Company and the Directors and have assumed that all such information and statements supplied, opinions and representations expressed to us were true, accurate and complete in all material aspects at the time they were provided and continue to be true up to the date of the EGM. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information and statements supplied as well as opinions and representations expressed to us.

We consider that we have been provided with sufficient information to enable us to reach our advice and recommendations as set out in this letter and to justify our reliance on the accuracy of such information. We have no reason to suspect that any material facts or information (which are known to the Company) have been omitted or withheld from the information or statements supplied, or opinions or representations expressed to us nor to doubt the truth and accuracy of the information and statements supplied, or the reasonableness of the opinions and representations expressed to us. We have not, however, carried out any independent verification on the information provided to us by the Company and the Directors, nor have we conducted an independent in-depth investigation into the business or affairs or future prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

We have taken into account the following principal factors and reasons in arriving at our recommendations with regard to the Aircraft Finance Lease:

The Finance Lease Framework Agreement

On 14 November 2014, the Company entered into the Finance Lease Framework Agreement with CES Lease Company pursuant to which CES Lease Company has agreed to provide the Aircraft Finance Lease to the Company in financing its purchase of the 14 Aircraft.

LETTER FROM SHENYIN WANGUO

Set out below are the principal terms of the Finance Lease Framework Agreement:

Principal amount	90% of the total consideration for the purchase of the 14 Aircraft
Interest	6-month USD LIBOR plus 1% to 3%
Rental fee	means the principal amount repayments and interest payments, which the Directors have expected to be no more than USD900 million (approximately RMB5.5 billion) in total over the entire term of the Aircraft Finance Lease i.e. 10 years commencing on the Delivery Date of each of the 14 Aircraft. The rental fee is payable semi-annually in arrears
Handling fee	not more than RMB40 million in total in respect of the Aircraft Finance Lease for the 14 Aircraft
Buy-back	upon the expiry of the lease term of each of the 14 Aircraft, the Company is entitled to purchase such aircraft back from the Lessor(s) at a nominal purchase price of USD100 for such aircraft

The Lessor(s) are referred to the wholly-owned subsidiaries of CES Lease Company to be incorporated in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purposes of the Aircraft Finance Lease. The Directors have advised that the value added tax invoices issued in respect of the interests charged can be used for tax deduction purposes.

As the financier, CDB Shanghai provides the Bank Loans to the Lessor(s) in respect of the Aircraft Finance Lease on the following principal terms:

(i)	the principal amount, interest rate and amounts, and loan term under the Bank Loans are respectively identical to the principal amount, interest rate and amounts, and lease term under the Aircraft Finance Lease; and

(ii)	the material rights and obligations (including the right to obtain delivery of the aircraft(s), the obligation to pay the consideration(s), etc.) of the Company as purchaser under the relevant aircraft sale and purchase agreement(s) are transferred to the Lessor(s), and the 14 Aircraft are mortgaged to CDB Shanghai as security for the Bank Loans.

In other words, the Aircraft Finance Lease is backed by the Bank Loans on terms (other than the handling fee) based on arm’s length negotiations between the Company and CDB Shanghai (an independent third party). We discussed with the Company and reviewed quotations from CDB Shanghai and other banks. We concur that CDB Shanghai has offered relatively more competitive terms including lower interest rate than other banks.

LETTER FROM SHENYIN WANGUO

In accordance with the Finance Lease Framework Agreement, the Lessor(s) are entitled to a handling fee of not more than RMB40 million in total payable by the Company in respect of the Aircraft Finance Lease for the 14 Aircraft. As disclosed in the letter from the Board included in the Circular, the Company evaluated various quotations from domestic finance lease companies including CES Lease Company in regard to the handling fee. CES Lease Company was selected by the Company primarily due to its significant pricing competitive advantages over the others. We reviewed such quotations and concur that the handling fee was agreed with CES Lease Company on terms that are more favourable than those offered by other independent finance lease companies.

Since the principal terms of the Aircraft Finance Lease are structured to be identical to the terms of the Bank Loans which are found to be relatively more competitive than those offered by other banks and the handling fee to which the Lessor(s) are entitled is more favourable to the Company than those offered by other independent third parties, we consider that the terms of the Aircraft Finance Lease are fair and reasonable.

Financial information of the Group

	30 June	31 December
	2014	2013
	RMB billion	RMB billion

Non-current assets	137.8	127.5
Current assets	15.1	12.6

Total assets	152.9	140.1

Current liabilities	54.2	53.1
Non-current liabilities	70.2	58.4

Total liabilities	124.4	111.5

Net assets	28.5	28.6

Set out below are the assets and liabilities of the Group extracted from its 2014 interim report:

As at 30 June 2014, the total net book value of aircraft, engines and flight equipment amounted to approximately RMB87.4 billion which was included in the non-current assets of the Group. Furthermore, as at 30 June 2014, the total obligations under finance leases amounted to approximately RMB28.3 billion which were included in the current and non-current liabilities of the Group.

The Directors have advised that the Group monitors its capital on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2014, the debt ratio of the Group was 81.36%.

LETTER FROM SHENYIN WANGUO

Financial effects of the Aircraft Finance Lease on the Group

(i)	Gearing

We consider that the Aircraft Finance Lease facilitates the Company to finance its purchase of the 14 Aircraft without utilising its cash reserve and other resources at once. It is expected that the Aircraft Finance Lease will be reflected as an on balance sheet item in the financial statements of the Group due to its capital nature. Pursuant to the Finance Lease Framework Agreement, 90% of the total consideration for the purchase of the 14 Aircraft will be financed by the Aircraft Finance Lease. Nonetheless, the Aircraft Finance Lease is considered to have an insignificant impact on the Group’s debt ratio, which is calculated as total liabilities divided by total assets, due to the Group’s relatively substantial assets (approximately RMB152.9 billion as at 30 June 2014) and liabilities (approximately RMB124.4 billion as at 30 June 2014) as compared to the total rental fee of not more than USD900 million (approximately RMB5.5 billion) under the Aircraft Finance Lease.

(ii)	Earnings

The Directors have advised that the interest expense under the Aircraft Finance Lease is tax deductible and the net saving derived from such tax deduction offset by the handling fee is estimated to be approximately USD13 million (approximately RMB79.95 million). The Directors have further advised that such tax deduction is not available should the Company directly borrow from CDB Shanghai. Given the circumstances and taking into account the fairness and reasonableness of the terms of the Aircraft Finance Lease as discussed in the sub-section headed “The Finance Lease Framework Agreement” in this letter, we consider that the inevitable reduction in the earnings of the Group as a result of the interest expense and the handling fee is acceptable.

DISCUSSION AND ANALYSIS

As at 30 June 2014, the Group had a fleet structure comprising 485 aircraft in total, of which, 318 were either self-owned or under finance lease, and the majority of others were under operating lease. In our view, the Aircraft Finance Lease facilitates the Company to finance its purchase of the 14 Aircraft without utilising its cash reserve and other resources at once, which has an insignificant impact on the Group’s debt ratio, calculated as total liabilities divided by total assets, as discussed in the sub-section headed “Financial effects of the Aircraft Finance Lease on the Group”.

The Company has explored the possibility to make a direct borrowing arrangement with CDB Shanghai (an independent third party). The Directors have advised that the Lessor(s) which are to be incorporated in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC can issue value added tax invoices in respect of the interests charged for tax deduction purposes. The interests charged by CDB Shanghai are however not tax deductible. Therefore, the Company will not be able to enjoy the tax benefit if it takes out the Bank Loans instead of the Aircraft Finance Lease.

LETTER FROM SHENYIN WANGUO

Our view

In light of the tax saving of approximately USD13 million (approximately RMB79.95 million) derived from such tax deduction offset by the handling fee and taking into account the fairness and reasonableness of the terms of the Aircraft Finance Lease as discussed in the sub-section headed “The Finance Lease Framework Agreement” in this letter, we consider that the Aircraft Finance Lease is in the interests of the Company and the Shareholders as a whole.

OPINION

Having taken into account the principal factors and reasons set out above, we are of the view that the Aircraft Finance Lease, which is in the ordinary and usual course of business of the Group, is on normal commercial terms, and the terms of the Aircraft Finance Lease are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Board Committee to advise, and we ourselves advise, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Finance Lease Framework Agreement and the transactions contemplated thereunder.

Yours faithfully, for and

on behalf of

 Shenyin Wanguo Capital (H.K.) Limited

Felix Chan

 Managing Director

Mr. Felix Chan has been licensed by the Securities and Futures Commission to advise on corporate finance in Hong Kong since 2002.

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held – Personal interest	Capacity in which the A shares were held

Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960 A shares (Note 1)	Beneficial owner
Tang Bing	Director, Vice President	0	–
Sandy Ke-Yaw Liu	Independent non-executive Director	0	–
Ji Weidong	Independent non-executive Director	0	–
Li Ruoshan	Independent non-executive Director	0	–
Ma Weihua	Independent non-executive Director	0	–
Yu Faming	Chairman of the SupervisoryCommittee	0	–
Xi Sheng	Supervisor	0	–
Ba Shengji	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Tian Liuwen	Vice President	0	–
Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares (Note 2)	Beneficial owner
Feng Liang	Vice President	0	–

APPENDIX	GENERAL INFORMATION

Name	Position	Number of shares held – Personal interest	Capacity in which the A shares were held

Sun Youwen	Vice President	83,531 (Note 3)	Beneficial owner
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	0	–
Ngai Wai Fung	Joint Company Secretary	0	–

Note 1: representing approximately 0.000031% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2: representing approximately 0.000029% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3: representing approximately 0.000659% of the Company’s total issued shares as at the Latest Practicable Date.

H shares appreciation rights

On 9 November 2012, the Company’s general meeting approved the “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, key technical and managerial personnel of the Company and promote the continuous development of the business of the Group.

As at the Latest Practicable Date, particulars of the H shares appreciation rights granted to the Directors and senior management of the Company were as follows:

Name	Position	Number of the shares appreciation rights granted (Ten thousand shares)	The proportion of the shares appreciation rights granted to the total issued share capital of the Company	The proportion of the shares appreciation rights granted to the total issued H Shares

Liu Shaoyong	Chairman	100	0.0079%	0.0238%
Ma Xulun	Vice Chairman, President	100	0.0079%	0.0238%
Xu Zhao	Director	86	0.0068%	0.0205%
Gu Jiadan	Director	86	0.0068%	0.0205%
Li Yangmin	Director, Vice President	86	0.0068%	0.0205%
Tang Bing	Director, Vice President	86	0.0068%	0.0205%

APPENDIX	GENERAL INFORMATION

Name	Position	Number of the shares appreciation rights granted (Ten thousand shares)	The proportion of the shares appreciation rights granted to the total issued share capital of the Company	The proportion of the shares appreciation rights granted to the total issued H Shares

Tian Liuwen	Vice President	71	0.0056%	0.0169%
Wu Yongliang	Vice President, Chief Financial Officer	71	0.0056%	0.0169%
Feng Liang	Vice President	57	0.0045%	0.0136%
Sun Youwen	Vice President	57	0.0045%	0.0136%
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	57	0.0045%	0.0136%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director), Mr. Yu Faming (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Xi Sheng (a supervisor of the Company) and Mr. Ba Shengji (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification

Shenyin Wanguo Capital (H.K.) Limited	a licensed corporation for carrying out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Shenyin Wanguo has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

As at the Latest Practicable Date, Shenyin Wanguo did not have any direct or indirect interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, Shenyin Wanguo was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as far as they are aware as at the Latest Practicable Date, there was no material adverse change in the financial or trading position of the Group since 31 December 2013 (being the date to which the latest published audited accounts of the Group have been made up).

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

DOCUMENTS FOR INSPECTION

Copies of the Finance Lease Framework Agreement are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular.

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